Contact

www.linkedin.com/in/john-dalsey-b7972610a (LinkedIn)

John Dalsey

Cofounder of Nectar Hard Seltzer
Los Angeles, California, United States

Experience

Nectar Hard Seltzer

Co-Founder
November 2019 - Present (4 years 3 months)
Los Angeles, California, United States

Collabor-AID

President and Founder
November 2018 - Present (5 years 3 months)
Camden, New Jersey

Double Nickel Brewing Company

3 years 1 month

Co-President
August 2017 - December 2019 (2 years 5 months)
Pennsauken NJ

VP of Marketing
December 2016 - December 2019 (3 years 1 month)
Pennsauken, New Jersey

Education

UCLA Anderson School of Management

Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies

University of California, Santa Barbara

Bachelor of Science - BS, Biology/Biological Sciences, General